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                                                                    EXHIBIT 99.1

DuPont Announces Final Exchange Offer Proration Factor; DuPont Exit From Energy Captures $21 Billion in After-Tax Value for Shareholders

WILMINGTON, Del., Aug. 12 /PRNewswire/ -- DuPont (NYSE:DD) announced today a final proration factor of 41.641451459 percent for its previously announced exchange offer of Conoco Inc. (NYSE:COC) Class B common stock for DuPont common stock. The offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Aug. 6, 1999.

The successful conclusion of the exchange offer marks the completion of DuPont's divestiture of its entire investment in Conoco.

"Through the IPO and the exchange offer -- both the largest transactions of their kind in U.S. history -- we have captured approximately $21 billion in after-tax value for DuPont shareholders," said Charles O. Holliday Jr., DuPont chairman and CEO. "This is yet another major step in the transformation of DuPont to be the world's premier science company. We are clearly focused on doing what we do best -- bringing science to the marketplace in ways that benefit people and generate value for our shareholders."

Based on the final count by the exchange agent, 353,253,044 shares of DuPont common stock were tendered, including 1,515,613 shares held by eligible odd-lot shareholders. In accordance with the exchange offer, DuPont has accepted for exchange 147,980,872 shares of DuPont common stock in exchange for 436,543,573 shares of Conoco Class B common stock on the basis of 2.95 shares of Conoco Class B common stock for each share of DuPont common stock. All shares tendered by eligible odd-lot shareholders have been accepted; all other shares tendered have been accepted at the 41.641451459 percent proration factor.

DuPont shareholders whose shares were accepted for exchange will receive the dividend declared by Conoco on July 29, 1999, of $0.19 per share on each share of Conoco Class B common stock held by holders of record on Aug. 13, 1999. They will not receive the dividend declared by DuPont on July 28, 1999, of $0.35 per share on each share of DuPont common stock held by holders of record on Aug. 13, 1999. The DuPont dividend will be paid on DuPont shares tendered but returned due to proration.

Shares of Conoco Class B will be credited on the books of the transfer agent as of Aug. 13, 1999, to accounts of tendering shareholders by the Exchange Agent, First Chicago Trust Company of New York. After the exchange offer, DuPont will have approximately 982 million shares of common stock outstanding.

DuPont has retained the services of D.F. King & Co., Inc. as Information Agent to assist shareholders with the exchange offer. Questions regarding the exchange offer should be directed to D.F. King at 1-800-755-3105 (toll free) in the United States or 212-269-5550 (collect) outside the United States. Morgan Stanley Dean Witter acted as dealer-manager for this transaction.

Conoco is a major, integrated energy company based in Houston and active in 40 countries.

DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. Founded in 1802, the company operates in 65 countries and has 92,000 employees.

SOURCE: DuPont

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8/12/99